Exhibit 99.1

ICON Reports First Quarter 2024 Results

Highlights

•Net business wins in the quarter of $2,654 million; a net book to bill of 1.27, an increase of 9.9% on quarter one 2023.

•Closing backlog of $23.4 billion, an increase of 2.5% on quarter four 2023 and 10.1% on quarter one 2023.

•Quarter one revenue of $2,090.4 million representing an increase of 5.7% on prior year revenue and 5.4% on a constant currency basis.

•Quarter one adjusted EBITDA of $444.0 million or 21.2% of revenue, an increase of 11.3% on quarter one 2023.

•GAAP net income for the quarter of $187.4 million or $2.25 per diluted share, an increase of 59.6% on quarter one 2023 diluted earnings per share.

•Quarter one adjusted net income was $288.5 million or $3.47 per diluted share, an increase of 19.7% on quarter one 2023 adjusted diluted earnings per share.

•Days sales outstanding of 49 days at March 31, 2024, a decrease from 54 days at March 31, 2023, and an increase from 47 days at December 31, 2023.

•$275.0 million repayment made on Term Loan B debt in quarter one. Net debt balance of $3.1 billion at March 31, 2024 with net debt to adjusted EBITDA ratio of 1.8x.

•Updating full-year 2024 financial guidance with revenue in the range of $8,480 - $8,720 million, representing a year over year increase of 4.4% to 7.4%, and adjusted earnings per share* in the range of $14.65 - $15.15, representing a year over year increase of 14.5% to 18.5%. Adjusted earnings per share to exclude amortization, stock compensation, restructuring, foreign exchange and transaction-related / integrated-related adjustments.

Dublin, Ireland, April 24, 2024 – ICON plc (NASDAQ: ICLR), a world-leading healthcare intelligence and clinical research organization, today reported its financial results for the first quarter ended March 31, 2024.

CEO, Dr. Steve Cutler commented, “ICON reported a strong start to the year in quarter one, with revenue growth of 6% year over year, and net bookings up 10% over quarter one 2023, resulting in a net book to bill ratio of 1.27 times. Adjusted earnings per share grew a robust 20% on a year over year basis, reflecting our efficient service delivery and strong cost control. Our performance is reflective of the current favorable demand trends across our industry, as well as the further development of strategic customer partnerships.

With the positive results in quarter one and consistent outlook for the year, we are updating our full-year financial guidance range for 2024, with revenue in the range of $8,480 - $8,720 million, representing growth of 6% year over year at the midpoint, and adjusted earnings per share of $14.65 - $15.15, an increase of 16% year over year at the midpoint of the range.”

First Quarter 2024 Results

Gross business wins in the first quarter were $3,114 million and cancellations were $460 million. This resulted in net business wins of $2,654 million and a book to bill of 1.27.

Revenue for the first quarter was $2,090.4 million. This represents an increase of 5.7% on prior year revenue or 5.4% on a constant currency basis.

GAAP net income was $187.4 million resulting in $2.25 diluted earnings per share in quarter one 2024 compared to $1.41 diluted earnings per share in quarter one 2023. Adjusted net income for the quarter was $288.5 million resulting in an adjusted diluted earnings per share of $3.47 compared to $2.90 per share for the first quarter 2023.

Adjusted EBITDA for the first quarter was $444.0 million or 21.2% of revenue, a year-on-year increase of 11.3%.

The effective tax rate on adjusted net income in quarter one 2024 was 16.5%.

Cash generated from operating activities for the quarter was $327.1 million. During the quarter $27.2 million was spent on capital expenditure. At March 31, 2024, the Group had cash and cash equivalents of $396.1 million, compared to cash and cash equivalents of $378.1 million at December 31, 2023 and $279.9 million at March 31, 2023. $50 million of the revolving credit facility was drawn down in the quarter and $55 million was repaid. Additionally, a $275.0 million Term Loan B payment was made during the quarter resulting in a net indebtedness of $3.1 billion at March 31, 2024.

Other Information

In addition to the financial measures prepared in accordance with generally accepted accounting principles (GAAP), this press release contains certain non-GAAP financial measures, including adjusted EBITDA, adjusted net income and adjusted diluted earnings per share. Adjusted EBITDA, adjusted net income and adjusted diluted earnings per share exclude amortization, stock compensation, foreign exchange gains and losses, restructuring and transaction-related / integration-related adjustments. While non-GAAP financial measures are not superior to or a substitute for the comparable GAAP measures, ICON believes certain non-GAAP information is useful to investors for historical comparison purposes.

ICON will hold a conference call on April 25, 2024 at 08:00 EDT [13:00 Ireland & UK]. This call and linked slide presentation can be accessed live from our website at http://investor.iconplc.com. A recording will also be available on the website for 90 days following the call. In addition, a calendar of company events, including upcoming conference presentations, is available on our website, under “Investors”. This calendar will be updated regularly.

This press release contains forward-looking statements, including statements about our financial guidance. These statements are based on management's current expectations and information currently available, including current economic and industry conditions.  These statements are not guarantees of future performance or actual results, and actual results, developments and business decisions may differ from those stated in this press release.  The forward-looking statements are subject to future events, risks, uncertainties and other factors that could cause actual results to differ materially from those projected in the statements, including, but not limited to, the ability to enter into new contracts, maintain client relationships, manage the opening of new offices and offering of new services, the integration of new business mergers and acquisitions, as well as other economic and global market conditions and other risks and uncertainties detailed from time to time in SEC reports filed by ICON, all of which are difficult to predict and some of which are beyond our control. For these reasons, you should not place undue reliance on these forward-looking statements when making investment decisions. The word "expected" and variations of such words and similar expressions are intended to identify forward-looking statements. Forward-looking statements are only as of the date they are made and we do not undertake any obligation to update publicly any forward-looking statement, either as a result of new information, future events or otherwise. More information about the risks and uncertainties relating to these forward-looking statements may be found in SEC reports filed by ICON, including its Form 20-F, F-1, F-4, S-8, F-3 and certain other reports, which are available on the SEC's website at http://www.sec.gov.

* Our full-year 2024 guidance adjusted earnings per share measures are provided on a non-GAAP basis because the company is unable to predict with a reasonable degree of certainty certain items contained in the GAAP measures without unreasonable efforts. For the same reasons, the company is unable to address the probable significance of the unavailable information.

ICON plc is a world-leading healthcare intelligence and clinical research organization. From molecule to medicine, we advance clinical research providing outsourced services to pharmaceutical, biotechnology, medical device and government and public health organizations. We develop new innovations, drive emerging therapies forward and improve patient lives. With headquarters in Dublin, Ireland, ICON employed approximately 41,150 employees in 102 locations in 54 countries as at March 31, 2024. For further information about ICON, visit: www.iconplc.com.

Source: ICON plc
Contact: Investor Relations +1 888 381 7923 or
Brendan Brennan Chief Financial Officer +353 1 291 2000
Kate Haven Vice President Investor Relations +1 888 381 7923
All at ICON
ICON/ICLR-F

ICON plc
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE THREE MONTHS ENDED MARCH 31, 2024 AND MARCH 31, 2023
(UNAUDITED)

	Three Months Ended
	March 31, 2024	March 31, 2023
	(in thousands except share and per share data)

Revenue	$2,090,386	$1,978,578

Costs and expenses:
Direct costs (excluding depreciation and amortization)	1,471,367	1,395,546
Selling, general and administrative	177,350	200,006
Depreciation and amortization	149,181	145,126
Transaction and integration related	6,991	11,382
Restructuring	—	9,729
Total costs and expenses	1,804,889	1,761,789

Income from operations	285,497	216,789
Interest income	1,930	1,072
Interest expense	(71,665)	(86,551)

Income before income tax expense	215,762	131,310
Income tax expense	(28,324)	(14,273)

Income before share of losses from equity method investments	187,438	117,037
Share of losses from equity method investments	—	(383)
Net income	$187,438	$116,654

Net income per Ordinary Share:

Basic	$2.27	$1.43
Diluted	$2.25	$1.41

Weighted average number of Ordinary Shares outstanding:

Basic	82,579,203	81,784,389
Diluted	83,249,303	82,605,659

ICON plc
CONDENSED CONSOLIDATED BALANCE SHEETS

AS AT MARCH 31, 2024 AND DECEMBER 31, 2023
(UNAUDITED)

	March 31, 2024	December 31, 2023
ASSETS	(in thousands)
Current assets:
Cash and cash equivalents	$396,082	$378,102
Available for sale investments	1,955	1,954
Accounts receivable, net of allowance for credit losses	1,862,468	1,790,322
Unbilled revenue	993,141	951,936
Other receivables	76,638	65,797
Prepayments and other current assets	149,127	132,105
Income taxes receivable	75,544	91,254
Total current assets	$3,554,955	$3,411,470
Non-current assets:
Property, plant and equipment	353,302	361,184
Goodwill	9,018,301	9,022,075
Intangible assets	3,748,939	3,855,865
Operating right-of-use assets	159,620	140,333
Other receivables	87,193	78,470
Deferred tax asset	74,777	73,662
Investments in equity- long term	51,164	46,804
Total Assets	$17,048,251	$16,989,863

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$113,579	$131,584
Unearned revenue	1,709,938	1,654,507
Other liabilities	1,000,760	915,399
Income taxes payable	41,905	13,968
Current bank credit lines and loan facilities	79,762	110,150
Total current liabilities	$2,945,944	$2,825,608
Non-current liabilities:
Non-current bank credit lines and loan facilities	3,419,734	3,665,439
Lease liabilities	145,542	126,321
Non-current other liabilities	45,988	45,998
Non-current income taxes payable	188,876	186,654
Deferred tax liability	869,520	899,100
Commitments and contingencies	—	—
Total Liabilities	$7,615,604	$7,749,120

Shareholders' Equity:
Ordinary shares, par value 6 euro cents per share; 100,000,000 shares authorized,
82,683,805 shares issued and outstanding at March 31, 2024 and
82,495,086 shares issued and outstanding at December 31, 2023	6,711	6,699
Additional paid-in capital	6,970,079	6,942,669
Other undenominated capital	1,162	1,162
Accumulated other comprehensive loss	(166,462)	(143,506)
Retained earnings	2,621,157	2,433,719
Total Shareholders' Equity	$9,432,647	$9,240,743
Total Liabilities and Shareholders' Equity	$17,048,251	$16,989,863

ICON plc
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE THREE MONTHS ENDED MARCH 31, 2024 AND MARCH 31, 2023
(UNAUDITED)

	Three Months Ended
	March 31, 2024	March 31, 2023
	(in thousands)
Cash flows from operating activities:
Net income	$187,438	$116,654
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization expense	149,181	145,126
Impairment of long lived assets	—	6,933
Reduction in carrying value of operating right-of-use assets	11,472	11,304
Loss on equity method investments	—	383
Amortization of financing costs and debt discount	3,907	4,497
Stock compensation expense	13,181	14,759
Deferred tax benefit	(35,145)	(43,823)
Unrealized foreign exchange movements	(1,027)	(1,319)
Other non-cash items	4,629	17,534
Changes in operating assets and liabilities:
Accounts receivable	(80,431)	(93,259)
Unbilled revenue	(42,546)	(18,346)
Unearned revenue	56,485	80,990
Other net assets	59,932	(65,933)
Net cash provided by operating activities	327,076	175,500
Cash flows from investing activities:
Purchase of property, plant and equipment	(27,152)	(26,744)
Purchase of subsidiary undertakings (net of cash acquired)	(7,831)	—
Sale of available for sale investments	1,005	482
Purchase of available for sale investments	(1,006)	(422)
Purchase of investments in equity - long term	(4,381)	(1,358)
Net cash used in investing activities	(39,365)	(28,042)
Cash flows from financing activities:
Drawdown of credit lines and loan facilities	50,000	180,000
Repayment of credit lines and loan facilities	(330,000)	(350,000)
Proceeds from exercise of equity compensation	16,305	12,940
Share issue costs	(4)	(4)
Net cash used in by financing activities	(263,699)	(157,064)
Effect of exchange rate movements on cash	(6,032)	718
Net increase / (decrease) in cash and cash equivalents	17,980	(8,888)
Cash and cash equivalents at beginning of period	378,102	288,768
Cash and cash equivalents at end of period	$396,082	$279,880

ICON plc
RECONCILIATION OF NON-GAAP MEASURES
FOR THE THREE MONTHS ENDED MARCH 31, 2024 AND MARCH 31, 2023
(UNAUDITED)

	Three Months Ended
	March 31, 2024	March 31, 2023
	(in thousands except share and per share data)

Adjusted EBITDA
Net income	$187,438	$116,654
Share of losses from equity method investments	—	383
Income tax expense	28,324	14,273
Net interest expense	69,735	85,479
Depreciation and amortization	149,181	145,126
Stock-based compensation expense (a)	13,181	14,759
Foreign currency (gains)/losses, net (b)	(10,814)	1,338
Restructuring (c)	—	9,729
Transaction and integration related costs (d)	6,991	11,382
Adjusted EBITDA	$444,036	$399,123

Adjusted net income and adjusted diluted net income per Ordinary Share
Net income	$187,438	$116,654
Income tax expense	28,324	14,273
Amortization	116,498	114,678
Stock-based compensation expense (a)	13,181	14,759
Foreign currency (gains)/losses, net (b)	(10,814)	1,338
Restructuring (c)	—	9,729
Transaction and integration related costs (d)	6,991	11,382
Transaction-related financing costs (e)	3,907	4,498
Adjusted tax expense (f)	(57,012)	(47,469)
Adjusted net income	$288,513	$239,842

Diluted weighted average number of Ordinary Shares outstanding	83,249,303	82,605,659

Adjusted diluted net income per Ordinary Share	$3.47	$2.90

(a)Stock-based compensation expense represents the amount of recurring expense related to the company’s equity compensation programs (inclusive of employer related taxes).
(b)Foreign currency (gains)/losses, net relates to gains or losses that arise in connection with the revaluation of non-US dollar denominated assets and liabilities. We exclude these gains and losses from adjusted EBITDA and adjusted net income because fluctuations from period- to- period do not necessarily correspond to changes in our operating results.
(c)Restructuring relates to charges incurred in connection with the company's realignments of its workforce, with the elimination of redundant positions as well as reviewing its global office footprint and optimizing its locations to best fit the requirements of the company.
(d)Transaction and integration related costs include expenses/credits associated with our acquisitions and any other costs incurred directly related to the integration of these acquisitions.
(e)Transaction-related financing costs includes costs incurred in connection with changes to our long-term debt and amortization of financing fees. We exclude these costs from adjusted EBITDA and adjusted net income because they result from financing decisions rather than from decisions made related to our ongoing operations.
(f)Represents the tax effect of adjusted pre-tax income at our estimated effective tax rate.

ICON plc

Contact:	Investor Relations +1 888 381 7923 or
Brendan Brennan Chief Financial Officer +353 1 291 2000
Kate Haven Vice President Investor Relations +1888 381 7923
http://www.iconplc.com